82-1561

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

04036838

Our Ref.: HASE/JY/HL/03514

27th August, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement:
Change of Registered Office

We enclose for your information a copy of the Company's announcement on 26th August, 2004 in relation to the change of registered office, which has been advertised in newspapers on 27th August, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

9/14

South China Morning Post
Published on 27th August, 2004

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

CHANGE OF REGISTERED OFFICE

The Company's registered office has been changed to 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong with effect from 25th August, 2004.

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") announces that the registered office of the Company has been changed to 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong with effect from 25th August, 2004.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 26th August, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lee Tat Man and Kan Fook Yee; and (3) independent non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Gordon Kwong Che Keung, Alex Wu Shu Chih, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing).